                                    Rule 424(b)(5)
                                    Registration Statement No. 333-62019

PRICING SUPPLEMENT
------------------------------
(TO PROSPECTUS DATED OCTOBER 5, 1998)

                                   $10,000,000

                            SOUTH JERSEY GAS COMPANY
       7.97% SECURED MEDIUM TERM NOTES, SERIES A 2000-1 DUE AUGUST 1, 2018

                            ------------------------

     The Secured Medium Term Notes, Series A 2000-1 (the "Notes") bear interest at the rate of 7.97% per year. Interest on the Notes is payable semiannually in arrears on February 1, and August 1 of each year, beginning on February 1, 2001. The Notes will mature on August 1, 2018.

     We have issued first mortgage bonds as collateral to secure the Notes and other notes issued under an indenture described in this pricing supplement. On the date that we have retired all of our first mortgage bonds, other than first mortgage bonds securing the Notes, the Notes will either become unsecured and rank equally with all of our other unsecured indebtedness or be secured by substitute collateral mortgage bonds.

     Our timely payment of the regularly scheduled principal and interest on the Notes will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                  PER NOTE             TOTAL
                                                                  --------             -----
Public Offering Price (1)..................................            $1,000.00      $10,000,000
Agent's Commission.........................................            $    7.50      $    75,000
Proceeds, before expenses, to South Jersey Gas Company.....            $  992.50      $ 9,925,000

(1)  Interest will accrue from the date of original issuance of the Notes.

     The expenses associated with the offer and sale of the Notes are expected to be $233,000.

     The Notes will be ready for delivery in book-entry form only through The Depository Trust Company ("DTC"), on or about July 5, 2000.

                    ----------------------------------

                         PAINEWEBBER INCORPORATED

                    ----------------------------------

          The date of this pricing supplement is June 29, 2000.

                             TABLE OF CONTENTS

                            Pricing Supplement
                            ------------------



                                                                          PAGE
                                                                          ----
Forward-Looking Statements .............................................   S-4
Summary of the Offering ................................................   S-5
Use of Proceeds ........................................................   S-7
Capitalization .........................................................   S-7
Ratio of Earnings to Fixed Charges .....................................   S-8
Description of the Notes ...............................................   S-8
The Policy and the Insurer .............................................   S-10
Ratings ................................................................   S-13
Experts ................................................................   S-13
Legal Opinions .........................................................   S-13
Appendix A -- Form of Policy ...........................................   S-14

                                   Prospectus
                                   ----------


                                                                          PAGE
                                                                          ----
Available Information ..................................................    2
Incorporation of Certain Documents by Reference ........................    2
The Company ............................................................    3
Use of Proceeds ........................................................    3
Description of Securities ..............................................    3
Description of Notes ...................................................    4
Description of the Pledged Bond ........................................   13
Plan of Distribution ...................................................   18
Legal Matters ..........................................................   20
Experts ................................................................   20

     You should rely only on the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this pricing supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since that date. In this pricing supplement and the accompanying prospectus, "South Jersey", "us", "we" and "our" refer to South Jersey Gas Company.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in or incorporated by reference into this pricing supplement or the accompanying prospectus contain certain forward-looking statements concerning projected financial and operating performance, future plans and courses of action and future economic conditions. All such statements other than statements of historical fact are forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements. Also, in making forward-looking statements, we assume no duty to update these statements should expectations change or actual results and events differ from current expectations. A number of factors could cause our actual results to differ materially from those anticipated, including, but not limited to the following: general economic conditions on an international, federal, state and local level; weather conditions in our marketing areas; regulatory and court decisions; competition in our regulated activities; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; and changes in business strategies.

                             SUMMARY OF THE OFFERING

     The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this pricing supplement and in the accompanying prospectus.

                            SOUTH JERSEY GAS COMPANY

     We are a regulated New Jersey public utility and are the principal subsidiary of South Jersey Industries, Inc. ("SJI"). We are a gas distribution utility that supplies natural gas to residential, commercial and industrial customers in the southern part of New Jersey. We also make off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transport natural gas purchased directly from producers or suppliers by some of our customers.

     As of March 31, 2000, we served approximately 276,000 residential, commercial and industrial customers throughout 112 municipalities in Atlantic, Cape May, Cumberland, and Salem counties and portions of Burlington, Camden and Gloucester Counties, New Jersey. Our service territory covers approximately 2,500 square miles and has an estimated permanent population of 1.2 million. Gas sales and transportation for fiscal 1999 amounted to 96,571 MMcf (million cubic feet), of which approximately 50,080 MMcf was firm sales and transportation, 4,011 MMcf was interruptible sales and transportation and 42,480 MMcf was off-system sales. For the fiscal year ended December 31, 1999, the breakdown of firm sales includes 35.4% residential, 9.3% commercial, 4.6% cogeneration and electric generation, 0.5% industrial and other and 50.2% transportation. We are regulated as to rates and other matters by the New Jersey Board of Public Utilities.

     Our executive offices are located at 1 South Jersey Plaza, Route 54, Folsom, New Jersey 08037 and our telephone number is (609) 561-9000.



                               THE NOTES OFFERING


Secured Medium Term Notes         South Jersey is offering $10,000,000
Offered                           aggregate principal amount of Secured Medium
                                  Term Notes, Series A 2000-1. The Notes will bear interest at a rate of 7.97% per year, which will be payable semiannually in arrears on February 1 and August 1 of each year beginning on February 1, 2001.

Date of Maturity                  The Notes will mature on August 1, 2018.

Record Date                       South Jersey will make payments to the holder
                                  of record on the 15th calendar day of the month prior to each February 1 and August 1.

Insurance                         The timely payment of the regularly scheduled
                                  principal and interest on the Notes will be insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation that will be issued at the same time the Notes are delivered.

Security South Jersey has issued first mortgage bonds as collateral to secure the all notes issued under the Note Indenture, including the Notes. On the date that we have retired all of our first mortgage bonds, other than first mortgage bonds securing the Notes, the Notes will either become unsecured and rank equally with all of our other unsecured indebtedness or be secured by substitute mortgage bonds.

Ratings                           South Jersey anticipates that the
                                  Notes will be rated "AAA" by Standard &
                                  Poor's Ratings Group and "Aaa" by Moody's
                                  Investors Services, Inc.

Use of Proceeds                   South Jersey estimates that the
                                  net proceeds of the offering will be
                                  approximately $9,692,000. South Jersey intends to use the proceeds from the offering of the Notes to repay short-term debt.


Ratio of Earnings to Fixed        South Jersey's ratio of earnings to fixed
Charges                           charges for the twelve months ended March 31,
                                  2000 and each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995 was 2.5x,
                                  2.5x, 2.2x, 2.6x, 2.5x and 2.3x,
                                  respectively.

                                 USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be $9,692,000, after deducting the estimated offering expenses and Agent's Commission of $308,000. We intend to use the net proceeds to repay short-term debt. As of June 26, 2000, we had $109.5 million of short-term debt (excluding current maturities of long-term debt). We borrowed our short-term debt from six commercial banks at a weighted average interest rate of 7.14% and with maturities ranging from one to 35 days. A significant portion of our short-term debt was incurred to finance the expansion of and improvements to our natural gas transmission and distribution system.

                                 CAPITALIZATION

     The following table sets forth South Jersey's capitalization at March 31, 2000, and as adjusted to reflect the issuance of the Notes and the anticipated use of proceeds. The following data are qualified in their entirety by reference to, and should be read together with, the detailed information and financial statements appearing in the documents incorporated in this pricing supplement and the accompanying prospectus.



                                                    At March 31, 2000
                                               -------------------------
                                                               As
                                                Actual         Adjusted(1)
                                               --------        -----------
                                                 (dollars in thousands)

Long-Term Debt (including
 capital leases and excluding
 current maturities)(2) ..................     $181,373         $191,373

Common Shareholders' Equity ..............     $195,516         $195,516
                                               --------         --------
Total Capitalization .....................     $376,889         $386,889
                                               ========         ========
Short-Term Debt (including
 current maturities of
 long-term debt)(2) ......................     $ 90,876         $ 81,184
                                               ========         ========


-------------------------
(1) Adjusted for the sale of the Notes at par.
(2) Current maturities of long-term debt at March 31, 2000 were $ 8,876,000.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth South Jersey's ratio of earnings to fixed charges for the periods indicated.



                                             Twelve Months
                                             Ended        Year Ended December 31,
                                             March 31,    ------------------------------------
                                             2000         1999    1998    1997    1996    1995
                                             --------     ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
 Charges.............................            2.5x     2.5x    2.2x    2.6x    2.5x    2.3x

-------------------------

     The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income, to which has been added fixed charges and taxes based on our income, excluding the cumulative effect of an accounting change. Fixed charges consist of interest charges and preferred securities dividend requirements and an interest factor in rentals.

                            DESCRIPTION OF THE NOTES

     Set forth below is a description of the specific terms of the Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the securities set forth in the accompanying prospectus under the caption "Description of the Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the indenture dated as of October 1, 1998, as supplemented on June 30, 2000 (the "Note Indenture") between South Jersey and The Bank of New York, as trustee (the "Note Trustee"), pursuant to which the Notes will be issued.

GENERAL

     The Notes will be issued as a series of Secured Medium Term Notes, Series A, under the Note Indenture. The Notes will be limited in aggregate principal amount to $10,000,000.

     The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 1, 2018. The Notes are not subject to any sinking fund provision.

     The Notes are available for purchase in denominations of $1,000 and integral multiples of $1,000.

INTEREST

     Each Secured Medium Term Note will bear interest at 7.97% per year from the date of original issuance, payable semiannually in arrears on February 1 and August 1 of each year (each, an "Interest Payment Date"), to the person in whose name such Secured Medium Term Note is registered at the close of business on the fifteenth calendar day of the month preceding the respective Interest Payment Date. The initial Interest Payment Date is February 1, 2001. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date is not a business day, then payment of the interest will be made on the next business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the Interest Payment Date.

SPECIAL INSURANCE PROVISIONS OF THE NOTE INDENTURE

     Notwithstanding any other provision of the Note Indenture, so long as Ambac Assurance Corporation (the "Insurer") is not in default under the policy, the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Notes.

     No amendment to the Note Indenture which requires noteholder consent or which affects the rights of the Insurer may be made without the prior written consent of the Insurer.

COMPANY PURCHASES

     Subject to applicable law (including, without limitation, United States federal securities laws), South Jersey or its affiliates may, at any time and from time to time, purchase outstanding Notes by tender, in the open market or by private agreement.

SECURITY; SUBSTITUTION DATE

     South Jersey's First Mortgage Bond, 10% Medium Term Notes Series A (the "Pledged Bond") has been issued under the Indenture of First Mortgage, dated October 1, 1947, as heretofore supplemented and amended by supplemental indentures, including a Twenty-Second Supplemental Indenture (the "New Supplement") (such Indenture of First Mortgage, as supplemented, is herein referred to as the "Mortgage"), all from South Jersey to The Bank of New York, as successor trustee to Guaranty Bank (the "Mortgage Trustee"), and pledged to the Note Trustee under the Note Indenture to secure notes issued under the Note Indenture, including the Notes. Until the Substitution Date (as defined below), the Notes will be secured by the Pledged Bond issued and delivered by us to the Note Trustee.

     The "Substitution Date" will be the date that all First Mortgage Bonds of South Jersey issued and outstanding under the Mortgage other than the Pledged Bond (the "First Mortgage Bonds") have been retired (at, before or after the maturity thereof) through payment, redemption or otherwise (including those First Mortgage Bonds deemed to be paid within the meaning of the Mortgage). On the Substitution Date, the Note Trustee will deliver to us for cancellation the Pledged Bond, and we will cause the Note Trustee to provide notice to all holders of Notes of the occurrence of the Substitution Date. As a result, on the Substitution Date, the Pledged Bond will cease to secure the Notes, and, at our option, the Notes will either (1) become unsecured general obligations of South Jersey or (2) be secured by substituted pledged bonds.

     Prior to the Substitution Date, South Jersey shall make payments of the principal of, and premium or interest on, the Pledged Bond to the Note Trustee, which payments shall be applied by the Note Trustee to satisfaction of all obligations then due on the Notes.

     If South Jersey does not elect to have the Notes become unsecured on the Substitution Date, South Jersey will simultaneously issue and deliver to the Note Trustee, as security for the Notes, a substituted pledged bond. The substituted pledged bond will have the same interest rate, interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount, as all notes issued under the Note Indenture then outstanding. South Jersey will be required to give notice to the holders of the Notes of the occurrence of the Substitution Date.

     In the event South Jersey elects to have the Notes become unsecured on the Substitution Date, South Jersey's ability to create, assume or incur certain liens or to enter into certain financing transactions will be restricted as described in "Description of the Notes -- Limitations on Liens" in the accompanying prospectus.

                           AMBAC ASSURANCE CORPORATION

     The following information has been furnished by Ambac Assurance Corporation (the "Insurer") for use in this pricing supplement. No representation is made by South Jersey or the Underwriters as to the accuracy or completeness of such information. Reference is made to Appendix A for a specimen of the Insurer's policy.

THE POLICY

     The Insurer has committed to issue a financial guaranty insurance policy (the "Policy") relating to the Notes effective as of the date of issuance of the Notes. Under the terms of the Policy, the Insurer will pay to the United States Trust Company of New York, in New York, New York or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Issuer (as such terms are defined in the Policy). The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Note Trustee. The insurance will extend for the term of the Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on stated maturity dates, in the case of principal, and on stated dates for payment, in the case of interest. In the event of any acceleration of the principal of the Notes by reason of mandatory or optional redemption and insufficient funds are available for redemption of all outstanding Notes, the Insurer will remain obligated to pay principal of and interest on any outstanding Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Note Trustee has notice that any payment of principal of or interest on a Note which has become Due for Payment and which is made to a noteholder by or on behalf of

South Jersey has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does NOT insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does NOT cover:

1. payment on acceleration, as a result of a call for redemption (other than mandatory sinking fund redemption) or as a result of any other advancement of maturity.

2.   payment of any redemption, prepayment or acceleration premium.

3. nonpayment of principal or interest caused by the insolvency or negligence of the Note Trustee or paying agent, if any.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of noteholder entitlement to interest payments and an appropriate assignment of the noteholder's right to payment to the Insurer.

     Upon payment of the insurance benefits, the Insurer will become the owner of the Note, appurtenant coupon, if any, or right to payment of principal or interest on such Note and will be fully subrogated to the surrendering noteholder's rights to payment.

THE INSURER

     The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. The Insurer primarily insures newly issued municipal and structured finance obligations. The Insurer is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly, AMBAC Inc.), a 100% publicly-held company. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P") and Fitch IBCA, Inc. have each assigned a triple-A financial strength rating to the Insurer.

     The consolidated financial statements of the Insurer and its subsidiaries as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999, prepared in accordance with generally accepted accounting principles, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc., which was filed with the Securities and Exchange Commission on March 30, 2000, Commission File No. 1-10777; and the unaudited consolidated financial statements of the Insurer and subsidiaries as of March 31, 2000 and for the periods ending March 31, 2000 and March 31, 1999, included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended March 31, 2000, which was filed with the Securities and Exchange Commission on May 12, 2000, are incorporated by reference into this pricing supplement and are deemed to constitute a part of this pricing supplement. Any statement contained in a document incorporated by reference shall be modified or superseded for the purposes of this pricing supplement to the extent that a statement contained or incorporated by reference in this pricing supplement also modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement.

     All financial statements of the Insurer and its subsidiaries included in documents filed by Ambac Financial Group, Inc. with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this pricing supplement and prior to the termination of the offering of the Notes are deemed to be incorporated by reference into this pricing supplement and to be a part of this pricing supplement from the respective dates of filing of the financial statements.

     The following table sets forth the capitalization of the Insurer as of December 31, 1998, December 31, 1999 and March 31, 2000, respectively, in conformity with generally accepted accounting principles.

                           AMBAC ASSURANCE CORPORATION
                        Consolidated Capitalization Table
                             (DOLLARS IN MILLIONS)


                                                     December 31, December 31,    March 31,
                                                         1998         1999          2000
                                                       -------      -------       -------
                                                                                 (Unaudited)

Unearned premiums                                      $ 1,303      $ 1,442       $ 1,428
Other liabilities                                          548          524           477
                                                       -------      -------       -------
Total liabilities                                      $ 1,851      $ 1,966       $ 1,905
                                                       =======      =======       =======

Stockholder's equity

    Common stock                                       $    82      $    82       $    82
    Additional paid-in capital                             541          752           752
    Accumulated other comprehensive income (loss)          138          (92)          (36)
    Retained earnings                                    1,405        1,674         1,749
                                                       -------      -------       -------
Total stockholder's equity                             $ 2,166      $ 2,416       $ 2,547
                                                       -------      -------       -------
Total liabilities and stockholder's equity             $ 4,017      $ 4,382       $ 4,452
                                                       =======      =======       =======


     For additional financial information concerning the Insurer, see the audited and unaudited financial statements of the Insurer incorporated by reference in this pricing supplement. Copies of the financial statements of the Insurer incorporated by reference in this pricing supplement and copies of the Insurer's annual statement for the year ended December 31, 1999 prepared in accordance with statutory accounting standards are available, without charge, from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

     The Insurer makes no representation regarding the Notes or the advisability of investing in the Notes and makes no representation regarding, nor has it participated in the preparation of, this pricing supplement other than the information supplied by the Insurer and presented under the headings "The Note Insurer" and "The Policy" in this pricing supplement and in the financial statements incorporated in this pricing supplement by reference.

                                     RATINGS

     It is anticipated that S&P and Moody's will assign the Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Notes of the policy, insuring the timely payment of the principal of and interest on the Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither South Jersey nor the Underwriters have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                     EXPERTS

     The financial statements and the related financial statement schedules included in our Annual Report on Form 10-K for the year ended December 31, 1999 incorporated in this pricing supplement and the accompanying prospectus by reference have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 are incorporated by reference in this pricing supplement and registration statement, in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this pricing supplement and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for South Jersey by Cozen and O'Connor, Philadelphia, Pennsylvania, counsel to South Jersey. Certain legal matters will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois.

                          APPENDIX A -- FORM OF POLICY

AMBAC

FINANCIAL GUARANTY INSURANCE POLICY

Obligor:        Policy Number

Obligations     Premium

AMBAC ASSURANCE CORPORATION ("AMBAC") A Wisconsin Stock Insurance Company in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to United States Trust Company of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of Obligees, that portion of the principal and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of "Nonpayment by the Obligor."

Ambac will make such payments to the Insurance Trustee within one (1) business day following notification to Ambac of Nonpayment. Upon an Obligee's presentation and surrender to the Insurance Trustee of such unpaid Obligations or appurtenant coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Obligee the face amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and coupons and shall be fully subrogated to all of the Obligee's rights to payment.

In cases where the Obligations are issuable only in a form whereby principal is payable to registered Obligees or their assigns, the Insurance Trustee shall disburse principal to an Obligee as aforesaid only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to the Obligation to be registered in the name of Ambac or its nominee. In cases where the Obligations are issuable only in a form whereby interest is payable to registered Obligees or their assigns, the Insurance Trustee shall disburse interest to the Obligee as aforesaid only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to the Insurance Trustee, duly executed by the claimant Obligee or such Obligee's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Obligees, rights to payment on registered Obligations to the extent of the insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to an Obligee by or on behalf of the Obligor or has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Obligee" means any person other than the Obligor who, at the time of Nonpayment, is the owner of an Obligation or of a coupon appertaining to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the stated maturity date or a mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call in redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity, and, when referring to interest on the Obligations, is when the stated date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the paying agent for payment in full of all principal and interest on the Obligations which are Due for Payment.

This Policy is non-cancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

                                     [SEAL]